Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Neurotrope, Inc. on Form S-4 to be filed on or about July 23, 2020 of our report dated May 15, 2020, on our audits of the consolidated financial statements of Metuchen Pharmaceuticals, LLC and Subsidiaries (the “Company”) as of December 31, 2019 (Successor) and 2018 (Successor) and for the year ended December 31, 2019 (Successor), and each of the periods December 10, 2018 through December 31, 2018 (Successor), and January 1, 2018 through December 9, 2018 (Predecessor). Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

July 23, 2020